UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

 CHECK ONE: //Form 10-K//Form 20-F//Form 11-K/X/Form 10-QSB//Form N-SAR

                   For Period Ended:  January 31, 2001
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                  /   /  Transition Report on Form 10-K
                  /   /  Transition Report on Form 20-F
                  /   /  Transition Report on Form 11-K
                  /   /  Transition Report on Form 10-Q
                  /   /  Transition Report on form N-SAR
                    For the Transition Period Ended:

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR
TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -- REGISTRANT INFORMATION

Full Name of Registrant

     Tri-National Development Corp.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

     480 Camino Del Rio South, Suite # 140
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City, State and Zip Code

     San Diego, California 92108
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.

(check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c)   The accountant's statement or other exhibit required by
Rule 12B-25 (c) has been attached, if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-KSB, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, on November 20, 1998, Tri-National Holdings, S.A. de C.V., a Mexican subsidiary, opened escrow to acquire the Plaza Rosarito and surrounding real estate from Banco Bital with a $1 million cash down payment. In July of 1999, the Company received a loan from Capital Trust, Inc. of New York for $8,000,000 to close escrow and complete the acquisition. That loan is currently due and payable. The Company has been negotiating with Capital Trust, Inc. with respect to such loan and has just received a forbearance agreement from Capital Trust, Inc. giving the company a period of an additional 60 days to pay off the $8,000,000 loan.

In addition, as previously announced through an 8-K filed on December 11, 2000, the Company received an offer from a major, independent privately-held company to buy and/or acquire a controlling interest equal to 51% of the Company's issued and outstanding common stock. The Company has been negotiating extensively with said company for several months regarding the potential terms of such a transaction. These negotiations have required the allocation of a tremendous amount of Tri-National's time and resources, with extraordinary demands on the Company's accounting personnel. This has been deemed appropriate given the potential benefits and impact that completion of such a transaction would have for the Company and its shareholders.

As a direct result of such demands on accounting resources, the Company requires additional time for the completion and filing of its quarterly report on Form 10-QSB for the nine months ended January 31, 2001. The Company expects to file the unaudited financial statements for the nine months ending January 31, 2001 no later than March 22, 2001, presuming no additional requirements to complete this potential transaction.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Jason  A. Sunstein                 (619)  718-6370
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              (Name)                  (Area code and telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer
is no, identify report(s). /X/Yes     /  /No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    /  /Yes    /X/No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                     Tri-National Development Corp.
                    --------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 16, 2001                   By:  /s/ MICHAEL A. SUNSTEIN
                                        Michael A. Sunstein,
                                        Chairman/President/CEO



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